AB $\mathcal{DC}$ 3/5/03

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SECURI‖‖‖‖‖ IISSION

03011727

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

MAR – 3 2003

SEC FILE NUMBER
8- 42123

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2002___ AND ENDING ___December 31, 2002___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

  AXA Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

  1290 Avenue of the Americas

                                                    (No. and Street)

New York   New York   10104

        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

  Patrick K. O'Shea - Vice President   (212) 314-5648

                                                    (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  PricewaterhouseCoopers LLP

                    (Name — if individual, state last, first, middle name)

  1177 Avenue of the Americas   New York   New York   10036-2798

    (Address)   (City)   (State)   Zip Code)

CHECK ONE:

  X Certified Public Accountant
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick K. O'Shea _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AXA Distributiors, LLC _____, as of December 31 _____, 2002 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Vice President & Chief Financial Officer
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~ Operations.
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AXA Distributors, LLC

(A wholly owned subsidiary of
Equitable Holdings, LLC)
Financial Statements and Supplemental Schedules
Pursuant to Rule 17a-5 under the Securities Exchange
Act of 1934.
As of and for the year ended December 31, 2002

PRICEWATERHOUSECOOPERS 🔳

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone   (646) 471 4000
Facsimile   (813) 286 6000

Report of Independent Accountants

To the Board of Directors and Member of
AXA Distributors, LLC

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in member's capital and cash flows present fairly, in all material respects, the financial position of AXA Distributors, LLC (the "Company") at December 31, 2002, and the results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 15, 2003

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Financial Condition
December 31, 2002

Assets
Cash and cash equivalents	$	26,392,959
Prepaid commissions		1,570,855
Receivable from affiliated Trusts		1,389,571
Deferred sales commission, net		13,339
Total assets	$	29,366,724

Liabilities and Stockholder's Equity

Liabilities
Payable to ELAS, net	$	18,636,112
Accounts payable, accrued expenses and other liabilities		968,672
Payable to brokers		295,207
Total liabilities		19,899,991

Member's capital

Total member's capital		9,466,733
Total liabilities and member's capital	$	29,366,724

The accompanying notes are an integral part of these financial statements.

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Operations
For the year ended December 31, 2002

Revenues		
Commission revenues	$	168,575,546
Fee income from ELAS and affiliated Trusts		75,385,542
Interest income		326,440
Total revenues		244,287,528
Expenses		
Commission expenses		168,579,653
Clerical and personnel service charges from ELAS		75,379,218
Total expenses		243,958,871
Income before Federal income tax		328,657
Federal income tax expense		115,030
Net income	$	213,627

The accompanying notes are an integral part of these financial statements.

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Changes in Member's Capital
For the year ended December 31, 2002

	Common Stock	Additional Paid-in Capital	Member's Capital	Accumulated Deficit	Total
Balance at January 1, 2002	$ 1,000	$26,841,615	$ –	$(17,589,509)	$9,253,106
Transfer	(1,000)	(26,841,615)	26,842,615	–	–
Net income	–	–	–	213,627	213,627
Balance at December 31. 2002	$ –	$ –	$26.842.615	$(17.375.882)	$9.466.733

The accompanying notes are an integral part of these financial statements.

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Cash Flows
For the year ended December 31, 2002

Cash flows from operating activities		
Net income	$	213,627
Adjustments to reconcile net income to net		
Cash provided by operating activities		
(Increase) decrease in operating assets		
Prepaid commissions		(652,591)
Receivable from an affiliate Trust		877,298
Deferred sales commission, net		(13,339)
Increase (decrease) in operating liabilities		
Accounts payable, accrued expenses and other liabilities		(89,852)
Payable to ELAS, net		8,650,044
Payable to brokers		158,310
Net cash provided by operating activities		9,143,497
Net increase in cash and cash equivalents		9,143,497
Cash and cash equivalents at January 1, 2002		17,249,462
Cash and cash equivalents at December 31, 2002	$	26,392,959

The accompanying notes are an integral part of these financial statements.

1. **Organization**

   On January 1, 2002 Equitable Distributors, Inc., a wholly owned subsidiary of Equitable Holdings, LLC ("Holdings"), was merged into a newly formed Delaware limited liability company, AXA Distributors, LLC ("the Company"), leaving the Company the survivor. The Company is also a wholly owned subsidiary of Holdings. The merger was accounted for as a transaction among entities under common control with common stock of $1,000 and additional paid in capital of $26,841,615 reclassified to member's capital. Holdings is a wholly owned subsidiary of The Equitable Life Assurance Society of the United States ("ELAS"). ELAS is a wholly owned indirect subsidiary of AXA Financial, Inc. whose ultimate parent is AXA, a French based holding company for an international group of insurance and related financial service companies.

   The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company and its wholly owned subsidiaries are licensed insurance agencies.

   The Company engages in the distribution of fixed and variable annuity and life insurance products issued by ELAS through third party securities firms, financial planners and banks. The Company also distributes shares of EQ Advisors Trust and AXA Premier VIP Trust ("Trusts"), affiliated open-end management investment companies, to ELAS separate accounts in connection with the sale of ELAS variable annuities and life insurance contracts. On January 1, 2002, the Company began distributing mutual funds of AXA Premier Funds Trust, ("Premier Funds") an affiliated open-end management investment company, through third party securities firms, financial planners and banks.

2. **Summary of Significant Accounting Policies**

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash Equivalents

   Short-term investments with original maturities of 31 days or less, as well as an investment in a money market fund are considered cash equivalents. The carrying amount of such cash equivalents approximates their fair value due to the short term nature of these instruments. Cash equivalents at December 31, 2002 includes an investment in a money market fund managed by an affiliate of $26,244,482. Interest income is accrued as earned.

   Deferred sales commission

   Sales commissions and marketing allowances paid to third party securities firms, financial planners and banks in connection with the sale of shares of Premier Funds sold without a front-end sales charge are capitalized and amortized over periods not exceeding eight years, the period of time during which deferred sales commissions are expected to be recovered from distribution plan payments received from those funds and from contingent deferred sales charges received from shareholders of

those funds upon the redemption of their shares. Contingent deferred sales charges reduce the unamortized deferred sales commissions when received. As of December 31, 2002, deferred sales commissions are $13,339 net of accumulated amortization of $2,861.

Taxes

Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and general indemnifications. However, based on experience, the Company expects any risk of loss from their arrangements to be remote.

3. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002, the Company had net capital of $5,712,126, which exceeded required net capital of $1,326,666 by $4,385,460. The Company's ratio of aggregate indebtedness to net capital was 3.48 to 1.

4. **Transactions with Affiliates**

As discussed in Note 1, the Company distributes variable annuity and life insurance contracts issued by ELAS, for which it earns compensation in accordance with a Distribution Agreement with ELAS. The compensation includes the reimbursement by ELAS to the Company for commission expenses incurred by the Company.

In addition the Company receives distribution fees from the Trusts on average net assets attributable to Trusts' shares issued in connection with the sale of variable annuity and life insurance contracts.

Pursuant to a Distribution Agreement with Premier Funds, the Company receives service fees and distribution fees from Premier Funds based on the average net assets attributable to certain classes of Premier Funds' shares sold pursuant to the Distribution Agreement.

Pursuant to an Agreement for Cooperative and Joint Use of Personnel, Property and Services, ELAS provides the Company with the personnel to perform management, administrative, clerical and sales services and makes available the use of certain property and facilities. During 2002, the Company reimbursed ELAS $75,379,218 for the cost of providing such services.

AXA Distributors, LLC   8
(A wholly owned subsidiary of Equitable Holdings, LLC)
Notes to Financial Statements
December 31, 2002

5. Taxes

As a single member limited liability company, the Company is treated as a division of ELAS for federal and most state income tax purposes, not as a separate taxable entity. Under a tax sharing agreement, ELAS allocates to the Company its share of the consolidated Federal tax expense or benefit based upon the principles of separate company calculations as though the Company was treated as a separate taxpayer. State taxes are allocated to the company on the basis of actual taxes incurred by the Company. The effective federal income tax in 2002 equals the statutory tax rate of 35%. The statement of financial condition includes an income tax payable of $252,489 which is classified within payable to ELAS.

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2002   **Schedule I**

Net capital

Total member's capital	$	9,466,733
Nonallowable assets:		
Prepaid commissions		1,570,855
Receivable from an affiliated Trust		1,389,571
Deferred sales commissions, net		13,339
Net capital before haircuts on securities position		6,492,968
Haircuts on cash and cash equivalents		780,842
Net capital	$	5,712,126

Computation of basic net capital requirement

Aggregate Indebtedness	$	19,899,991
Minimum capital required (the greater of $25,000 or 6 2/3% of aggregate indebtedness)	$	1,326,666
Capital in excess of minimum requirements	$	4,385,460
Ratio of aggregate indebtedness to net capital		3.48 to 1

There are no material differences between the above computations and those included in the Company's unaudited FOCUS Report as of December 31, 2002.

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Computation for Determination of Reserve Requirements
And Information Relating to Possession of Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2002   **Schedule II**

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraphs (k)(1)(ii) of the Rule.



PricewaterhouseCoopers

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone   (646) 471 4000
Facsimile   (813) 286 6000

Report of Independent Accountants on Internal Accounting Control
Pursuant to SEC Rule 17a-5

To the Board of Directors and Member of
AXA Distributors, LLC

In planning and performing our audit of the financial statements and supplemental schedules of AXA
Distributors, LLC (the "Company") for the year ended December 31, 2002, we considered its internal
control, including control activities for safeguarding securities, in order to determine our auditing procedures
for the purpose of expressing our opinion on the financial statements and not to provide assurance on the
internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have
made a study of the practices and procedures followed by the Company, including tests of compliance with
such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the
following:

1.   Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
     and
2.   Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions
relating to customer securities, we did not review the practices and procedures followed by the Company in
any of the following:

1.   Making the quarterly securities examinations, counts, verifications, and comparisons, and the
     recordation of differences required by Rule 17a-13;
2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve
     Regulation T of the Board of Governors of the Federal Reserve System; and
3.   Obtaining and maintaining physical possession or control of all fully paid and excess margin securities
     of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the
practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates
and judgments by management are required to assess the expected benefits and related costs of control and of
the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and
procedures referred to in the preceding paragraph can be expected to achieve the

SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 15, 2003